January 9, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Cloud Peak Energy Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 14, 2014
File No. 001-34547

Dear Ms. Jenkins:

On behalf of Cloud Peak Energy Inc. (the “Company”), this letter sets forth the Company’s responses to the comments (each a “Comment” and, together, the “Comments”) of the Staff (the “Staff”) of the Office of Beverages, Apparel, and Mining of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 16, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 001-34547) (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (File No. 001-34547) (the “Form 10-Q”).  For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter.  The Company’s response to each Comment is set forth immediately below the text of the applicable Comment.

Form 10-K for the Year Ended December 31, 2013

Selected Financial Data, page 50

Selected Consolidated Financial and Other Data, page 51

1.                                      We note in your non-GAAP disclosures on page 54 that your reconciliation to EBITDA includes an adjustment for accretion, which is in addition to what the acronym suggests. In future filings, please exclude the accretion adjustment from EBITDA. As an alternative, you could either revise your presentation to change the title of this non-GAAP measure or include the accretion adjustment in your reconciliation to Adjusted EBITDA. See Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please tell us how you plan to revise your disclosures and provide us with a draft based on the current year’s disclosure.

RESPONSE:

The Company will remove accretion from its reconciliation to EBITDA in future filings. Accretion will be included in the reconciliation to Adjusted EBITDA going forward.  The Company anticipates updating its disclosures in Selected Financial Data as set forth below (subject to any changes resulting from current events).  The disclosures noted below are based on the Form 10-Q for the quarter ended September 30, 2014. In addition, the Company notes for the Staff that similar reconciliations to Adjusted EBITDA were also included in Part II, Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), on page 60 and 65 of the Form 10-K under “Adjusted EBITDA”, and anticipates including similar disclosures in the upcoming Form 10-K for the year ended December 31, 2014.

CLOUD PEAK ENERGY INC. | 385 Interlocken Crescent, Suite 400  | Broomfield, CO 80021

T+1 720 566 2900 | F+1 720 566 3090  |  www.cloudpeakenergy.com

Adjusted EBITDA

	Nine Months Ended
	September 30,
	2014		2013
Net income (loss)		$73.3		$38.1
Interest income		(0.2)		(0.3)
Interest expense		64.5		29.8
Income tax (benefit) expense		30.7		10.5
Depreciation and depletion		81.9		75.6
EBITDA		250.2		153.7
Accretion		12.1		12.2
Tax agreement expense (benefit)(1)		(58.6)		10.5
Derivative financial instruments:
Exclusion of fair value mark-to-market losses (gains)(2)	$(16.1)		$(25.6)
Inclusion of cash amounts received (paid)(3)	16.9		5.7
Total derivative financial instruments		0.8		(19.9)
Gain on sale of Decker Mine interest		(74.3)		—
Expired significant broker contract		—		—
Adjusted EBITDA		$130.3		$156.5

(1)                                 Changes to related deferred taxes are included in income tax expense.

(2)                                 Derivative fair value mark-to-market (gains) losses reflected on the statement of operations.

(3)                                 Derivative cash gains and losses reflected within operating cash flows.

The Company will also update its description of Adjusted EBITDA on page 52 as follows:

EBITDA represents income (loss) from continuing operations, or net income (loss), as applicable, before: (1) interest income (expense) net, (2) income tax provision, (3) depreciation and depletion, and (4) amortization.  Adjusted EBITDA represents EBITDA as further adjusted for accretion, which represents non-cash increases in asset retirement obligation liabilities resulting from the passage of time, and specifically identified items that management believes do not directly reflect our core operations.  For the periods presented herein, the specifically identified items are:  (1) adjustments to exclude the updates to the tax agreement liability, including tax impacts of the IPO and Secondary Offering and the termination of the TRA in August 2014, (2) adjustments for derivative financial instruments, excluding fair value mark-to-market gains or losses and including cash amounts received or paid, (3) adjustments to exclude the gain from the sale of our 50% non-operating interest in the Decker Mine, and (4) adjustments to exclude a significant broker contract that expired in the first quarter of 2010.

Form 10-Q for the Quarter Ended September 30, 2014

Item 1. Financial Statements, page 1

Notes to Unaudited Condensed Consolidated Financial Statements, page 4

Note 8. Tax Agreement Liability, page 11

2.                                      We note that you entered into an acceleration and release agreement with Rio Tinto in August 2014 whereby you agreed to pay Rio Tinto $45.0 million to terminate your undiscounted Tax Receivable Agreement (“TRA”) liability of $103.6 million at the date of signing, which resulted in a pre-tax gain of $58.6 million during the third quarter of 2014. Please advise us of the following:

•                                         Tell us whether this gain resulted from the application of the Early Termination Rate (i.e. discount rate) to determine the value of the Early Termination Payment under Section 4.03(b) of the TRA, from significant changes in assumptions used to determine the Projected Tax Benefit Schedule for purposes of the Early Termination Payment, or both.

RESPONSE:

The gain recognized in the third quarter of 2014 from the termination of the TRA was not a result of the application of the option provided the Company in Section 4.01(a) of the TRA.  Therefore, the $45.0 million payment was not considered an Early Termination Payment as defined in Section 4.03(b) of the TRA. In the third quarter of 2014, Rio Tinto engaged in commercial negotiations with the Company outside the framework of the Early Termination Payment provision. The terms of the third quarter 2014 negotiations and resulting agreement were memorialized in the parties’ Acceleration and Release Agreement dated August 19, 2014. Those negotiations resulted in a specified payment amount (the “Negotiated TRA Buyout Payment”) from the Company to Rio Tinto to settle all estimated current and future liabilities that would have been owed under the TRA.

Although the Company had the option to terminate the TRA at any time pursuant to Section 4.01(a) of the TRA, the Company never made that election, and further, had no intention of doing so as the Early Termination Payment was not considered economically feasible. Under the TRA, the calculation of the Early Termination Payment assumed the Company would receive the maximum potential tax benefit amount that could have resulted from the tax basis step-up in connection with the Company’s IPO and Secondary Offering, regardless of the actual tax benefits. This theoretical maximum benefit amount under the TRA was always greater, typically significantly greater, than the Company’s annual forecasted estimates of likely tax benefits.  In order to receive the theoretical maximum benefit, the Company would need to generate much greater taxable income than its forecasted estimates. Therefore, terminating the TRA using the Early Termination Payment provision was never considered a viable option by the Company.

•                                          Tell us why you recorded the TRA liability as undiscounted prior to settlement given the Company’s apparent ability to terminate the TRA at any time (Section 4.01(a)), and the application of the Early Termination Rate (i.e. discount rate) to determine the value of the Early Termination Payment (Section 4.03(b)).

RESPONSE:

As stated above, the Negotiated TRA Buyout Payment was the result of negotiations that were separate and distinct from the provisions of the TRA.

When initially analyzing how to record the tax agreement liability, the Company determined that it had a contingent liability through the application of ASC 450-10-20, which defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”  The Company concluded that it had a contractual liability (probable) and determined that, per ASC 450-25-2, the liability could be reasonably estimated in total using the Company’s forecast of taxable income.

While a total amount could be estimated, the forecast involved significant uncertainty as to the timing of the individual payments.  Under the TRA, tax benefit payments became due and payable when:

1.              A net tax benefit was actually realized by the Company,

The uncertainty of each annual payment was resolved in the future as actual tax benefits were realized by the Company; only then were payments under the TRA determinable.  The payments due under the TRA were a function of realized net tax benefits, and the realization of net tax benefits was not fixed in either amount or timing.

2.              An election was made to settle the obligation under the early termination payment provisions of Section 4 of the TRA,

As noted above, the election of the early termination payment provisions was optional and not likely.

3.              A change in control of Cloud Peak Energy occurred, or

Neither Rio Tinto nor the Company could control or unilaterally affect the occurrence of a change in control event.

4.              A material breach occurred in which Rio Tinto elected to receive the early termination payment.

It was not anticipated that a material breach would occur, and therefore, it was not possible to estimate the timing of a breach if one were to occur.

The Company had thus determined that, although the total liability could be reasonably estimated, the individual payments due under the TRA were not fixed in either amount or timing.  As such, and in accordance with U.S. generally accepted accounting principles, the Company concluded that the recognizable TRA obligation amounts should be recorded on a nominal basis, and not on a present value basis.

•                                         To the extent that you previously recorded the TRA liability as undiscounted by analogy to ASC 740-10-05-07 or 740-10-30-8, tell us why you believe that the obligation to Rio Tinto (3rd party) under the TRA represented an income tax or deferred tax.

RESPONSE:

As set forth in the response to the immediately preceding bullet, the Company did not record the TRA liability through analogy to the sections of ASC 740 referred to as the TRA did not represent an income tax or deferred tax item.

*                                         *                                         *

Pursuant to your request, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (720) 566-2951 or to Shelley Barber at Vinson & Elkins L.L.P. at (212) 237-0022.

Respectfully,

CLOUD PEAK ENERGY INC.

By:	/s/ Michael Barrett
	Name:	Michael Barrett
	Title:	Executive Vice President and Chief Financial Officer

cc:                                Brian McAllister (Securities and Exchange Commission)

John Archfield (Securities and Exchange Commission)

Bryan Pechersky (Cloud Peak Energy Inc.)